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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

WCI Communities, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92923C104 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92923C104	13G	Page 2 of 6 Pages

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only):

Don E. Ackerman
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power:

3,429,092
6. Shared Voting Power:

-0-
7. Sole Dispositive Power:

2,595,092
8. Shared Dispositive Power:

834,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,429,092
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9):

7.4%
12.	Type of Reporting Person (See Instructions):

IN

Item 1	(a).	Name of Issuer:

WCI Communities, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

24301 Walden Center Drive, Bonita Springs, FL 34134

Item 2	(a).	Name of Person Filing:

Don E. Ackerman.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

c/o Chandelle Ventures Inc., 24311 Walden Center Drive, Bonita Springs, FL 34134.

Item 2	(c).	Citizenship:

United States.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

92923C104

Item 3.	If this Statement is Filed Pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned: As of December 31, 2006, 3,404,987 of the shares of common stock of the Company that were beneficially owned by the reporting person were held directly by the Don E. Ackerman Trust dated 12/14/96 (the “Trust”), of which Mr. Ackerman is the Trustee and beneficiary, and 24,105 shares of common stock of the Company were held directly by Chandelle Ventures, Inc., a Delaware corporation (“CVI”), of which Mr. Ackerman is President and primary shareholder. Mr. Ackerman has sole voting and dispositive authority over all of the shares of common stock held by the Trust and CVI, except for 834,000 shares of common stock held by the Trust that are subject to a 10b5-1 hedging arrangement entered into by the Trust, over which dispositive authority is shared.

	(b)	Percent of class:

7.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

3,429,092

		(ii)	Shared power to vote of to direct the vote:

0

		(iii)	Sole power to dispose or to direct the disposition of:

2,595,092

		(iv)	Shared power to dispose or to direct the disposition of:

834,000

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2007

/s/ Don E. Ackerman
Don E. Ackerman